

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Curaite, Inc

929 Colorado Ave
Santa Monica, CA 90401

http://www.curaite.co

13333 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 142,666 shares of common stock $106,999.50

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 13,333 shares of common stock $9,999.75

Company	Curaite, Inc
Corporate Address	929 Colorado Ave, Santa Monica, California, 90401
Description of Business	Curaite, Inc is a social media engagement platform designed to help businesses and brands optimize and improve their social media marketing performance through the use of a proprietary machine-learning artificial intelligence engine.
Type of Security Offered	Common stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.75 per share
Minimum Investment Amount (per investor)	$150

Perks

$500+ 12-month SOLO user subscription to CURAITE to optimize your social media engagement. Valued at $588, this is ideal for social influencers or individual users who want to boost their social media performance.

$1,000+ 12-month PRO subscription to CURAITE for the business of your choice. Valued at $1188, this is ideal for small business owners, marketing professionals, agencies or brand managers who run commercial social media accounts and want to increase engagement with their audience.

$5,000+ Join our team! Opportunity to become a CURAITE network partner!

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder in a market/territory near you for at least 12 months (to be extended based on performance).

As a network partner, you will receive a qualified list of businesses in your local area who we believe could benefit from Curaite, along with support and resources to help you demonstrate our product and make sales. You will receive a share of the revenue from each subscription you sell.

This perk is ideal for budding entrepreneurs looking to partner with CURAITE to develop a profitable new business, or for social media marketing professionals/agencies who want to enhance their offering to existing clients.

Note: Some territories may be unavailable if the exclusivity perk (see below) has been claimed. Territories will be based on standard criteria such as geographical units (e.g. Zip Codes), population and/or business numbers (using official sources such as US Census where possible).

Please use the Q&A or contact us for further details.

$10,000+ Join our team! Opportunity to become a CURAITE network partner with EXCLUSIVITY in your territory/market.

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder with the EXCLUSIVE right to make sales in a market/territory near you for at least 12 months (to be extended based on performance).

This perk is available on a first-come-first-serve basis, i.e. once a specific territory has been claimed, it will no longer be available for other network partners.

Note: Territories will be based on standard criteria such as geographical units (e.g. zip codes, counties etc), population and/or business numbers (using official sources, such as the US Census, where possible). We will provide updates on our campaign page whenever territories have been claimed. Please use the Q&A function, or contact us directly, for further details.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Curaite will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $.75 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

CURAITE, Inc is a social media engagement platform designed to help businesses, brands or individuals optimize and improve their social media marketing performance.

CURAITE uses a proprietary machine-learning artificial intelligence engine that is able to analyse a social media (i.e. Facebook or Instagram) account and assess how that account's followers/audience has historically engaged with visual content (photos / videos). The CURAITE software is then able to assess new (or recycled) visual content and predict how the audience will engage with it once it is published.

The CURAITE app uses this information to assist social media account holders with little or no social media management expertise to significantly boost audience engagement by helping them decide what content to post, when to post, and what captions or hashtags to use. CURAITE also allows users to automate many social media management tasks (such as scheduling content to publish) in order to save them time and effort.

Sales, Supply Chain, & Customer Base

CURAITE is primarily targeted at small- and medium-sized businesses who do not have the time or resources to invest in professional social media management (i.e. digital media agencies) and/or to hire full time staff.

CURAITE is a software-as-a-service (SaaS) product, so does not have a physical supply chain. We feel the product can be scaled up rapidly based on demand.

CURAITE can be sold directly online (via the iOS or Android app stores), however the product works best with a degree of direct B2B contact (sales, on-boarding & after sales support). Therefore CURAITE intends to grow sales via an in-house sales force, a network of sales partners/re-sellers and/or third-party sales contractors (the exact mix will depend on the market in question).

CURAITE's underlying technology is not reliant on a specific language, therefore sales are not limited to specific markets or geographies. CURAITE can therefore be sold anywhere that Social Media is a key part of the marketing and customer engagement mix. CURAITE will focus initially on making sales in higher value markets (North America, Europe) but plans ultimately to be a location-agnostic, global product.

As a SaaS product, CURAITE's supply chain limitations are essentially computing power and programming capacity.

Competition

There are numerous software-based offerings in the Social Media management space, but CURAITE is the only affordable, optimized, one-stop solution that we are aware of that offers content curation, content evaluation, content aggregation, publishing, and AI-optimization.
Some of the major competitors offering individual components that are included in CURAITE's offering include Hootsuite, Buffer, Socialbakers, Olapic, Umetric, Thirdlight, and Smartly.

There is also competition from digital social media management agencies. However, these agencies rarely use the same data-driven approach as CURAITE, and are typically targeted at larger brands (i.e. for around 20-40x the price). In some cases, such competitors may also become CURAITE customers themselves.

Liabilities and Litigation

The Company does not currently have any major liabilities and is not involved in any litigation.

Intellectual Property

The entity you will be investing in has only just been incorporated in the U.S. It does not yet have any revenue and the IP that it will be using (i.e. our artificial intelligence machine learning engine) is currently legally owned by our sister company (Curaite Turkey) based in Istanbul, Turkey.

We have been developing and testing this technology through this sister company over the past two years but in order to raise funds and successfully launch our product in the U.S., it was necessary to create a new U.S. legal entity - CURAITE, Inc. - which we incorporated in Delaware on May 8, 2018.

Our intention is to use this new entity to launch CURAITE as a product in the U.S. and globally and also to ultimately consolidate all of our IP and business operations (operating from our Los Angeles base). However, it should be noted that CURAITE, Inc - the entity which we are seeking funds for and which you would be investing in - has not been operating commercially in the U.S., has not yet booked any revenue and does not legally own the IP that will be powering the CURAITE product. We have chosen the U.S. as the country to launch our product due to its dynamism, legal system, valuable market and sizable investor base.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The team

Officers and directors

Ferda Kertmelioglu	Chairman & Founder
Arda Kertmelioglu	CEO & Founder

Ferda Kertmelioglu
Ferda is an experienced entrepreneur & global investor who has been involved in the mobile, technology and travel industries for more than 20 years. Ferda has built mobile, social and travel communities online with over 50M active users in 15 countries and 3 continents. Ferda co-founder Curaite to help small and medium sized businesses gain access to the social media marketing and communication tools that until now only big brands could afford. Past & Present Roles: • Chairman at CURAITE, Inc, May 2018-Present (80%) • Chariman at Curaite Turkey (sister company), 2017-Present • Chairman at Pangea United (Marketing Consultancy), 2015-Present • Executive Director at LM Capital (Angel Investment), 2014-Present • Chairman of the Board at Mobilera (mobile marketing agency), 2001-Present • Founding President at Entrepreneurs Organization (EO) Turkey, 2012-Present • Founding Member of the G20 Young Entrepreneurs Alliance (YEA), 2010-Present • Vice President of YES for Europe (European Young Entrepreneurs Confederation), 2010-2012 • President of TUGIAD International (Turkish Young Businessmen & Entrepreneurs Association), 2010-2012

Arda Kertmelioglu
A mobile-digital marketing innovator with 20+ years of solid track record and global recognition. Awarded with permanent residency of the US in 2017 thanks to his global success and achievements in the fields of mobile & social media marketing, as an entrepreneur and a thought leader. Arda lives in Santa Monica, and is working to make CURAITE another global success, out of Silicon Beach, California. Past & Present Roles: • CEO at CURAITE, Inc, May 2018-Present (80%) • CEO at Curaite Turkey (sister company), 2017-Present • CEO, Founder at Pangea United (Marketing Consultancy),

2015-Present • Co-Founder & VP Marketing at Mobilera (mobile marketing agency), 2001-2014 • Board member at the Mobile Marketing Association, 2007-2012

Number of Employees: 10

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand new legal entity.** The entity you will be investing in has only just been incorporated in the U.S. It does not yet have any revenue and the IP that it will be using (i.e. our artificial intelligence machine learning engine) is currently legally owned by our sister company (Curaite Turkey) based in Istanbul, Turkey. We have been developing and testing this technology through this sister company over the past two years but in order to raise funds and successfully launch our product in the U.S., it was necessary to create a new U.S. legal entity - CURAITE, Inc. - which we incorporated in Delaware on May 8, 2018. Our intention is to use this new entity to launch CURAITE as a product in the U.S. and globally and also to ultimately consolidate all of our IP and business operations (operating from our Los Angeles base). However, it should be noted that CURAITE, Inc - the entity which we are seeking funds for and which you would be investing in - has not been operating commercially in the U.S., has not yet booked any revenue and does not legally own the IP that will be powering the CURAITE product. We have chosen the U.S. as the country to launch our product due to its dynamism, legal system, valuable market and sizable investor base. There is no IP risk for CURAITE, Inc as both the sister company and CURAITE, Inc are wholly owned and controlled by Arif Ferda Kertmelioglu, however we have included this risk in order to ensure that our investors are fully aware that CURAITE, Inc is a brand new entity. If you are investing in CURAITE, Inc., it is because you think the CURAITE is a good idea, that the product we will be bringing to market will be successful, and that we will be able to successfully market and sell CURAITE subscriptions, that we can price it right and sell it to enough people so that the company will succeed. As CURAITE, Inc is a brand new company there is no specific record of success to demonstrate. There is also no guarantee, though, that CURAITE will be able to generate the revenue, and profits, that we anticipate. As an investor, you should look at the track record of the team members, and the various companies that they have been part of in the past, along with the technology/product itself, and make an assessment about whether you think this team has what it takes to build CURAITE, Inc into the successful business that we anticipate it will be.
- **Even if we raise the maximum sought in this offering, we may need to raise funds in the future to achieve our business goals.** We have not attempted to estimate future funding requirements but depending on revenue growth, we

may need to raise further funds from bank loans, future sales of securities or some combination thereof. This may mean that we adjust this capital raise (for example by raising the maximum investment amount being sought) or that we might raise funds at a future point in time. If we raise money via further equity offerings, this would likely result in your shares being diluted.

- **Any valuation at this stage is speculation.** We are not able to state that the company is definitively worth a specific amount. We have attempted to make an assessment using a number of standard valuation methods. We have also relied on our own past experiences starting and building businesses, our expectations about how successful we believe CURAITE will be at executing its business plan, and how popular we believe the product will be in the marketplace. However, ultimately the pre-money valuation that we have arrived at is by definition an estimate. When making the decision to invest in CURAITE your should make your own assessment and determine whether you believe the price we are offering is fair, and that our expectations for the success of the company are realistic and achievable. It's ultimately a question of whether you, the investor, want to pay this price for this security.

- **Our business projections are estimates.** We have made our best efforts to model customer growth, revenue and expenses for CURAITE over the next five years. Where possible, we have used available benchmarks or comparisons to other companies to ensure that our assumptions are reasonable and realistic. We have also used sensitivity analysis to try to determine which of our assumptions have the most impact on the overall results. However, despite these efforts, there can ultimately be no assurance that the company will meet those projections or that our assumptions were, indeed, realistic. And even if they are, there will likely be unforeseen developments in the future that could result in these projections being off. The Company (and you) will only make money if there is sufficient demand for the product, people think its a better option than the competition and we are able to execute on our marketing and sales efforts while pricing the product at a level that allows the company to make a profit and still attract business. We believe CURAITE will be a successful business and will meet our expectations but we obviously cannot guarantee this. You, the investor, should not rely on our projections to make your investment decision, but rather you should make your own assessment of whether you think CURAITE will be a success.

- **You can't easily resell the securities** There is no current market to resell the securities at this time nor are there any guarantee that there will be a liquidity event in the near future. We cannot assure you that a public market will ever develop. If no public market exists it may be difficult for Shareholders to sell their equity if they wish to do so. In addition, the state and federal Common Shares laws place significant restrictions on the sale or transfer of the Common Shares. The Company cannot assure you that you will be able to sell your Common Shares. If you invest in CURAITE, you should do so with the intention of holding these shares for a sufficiently long period of time until the Company has matured and there is potential for an exit event - such as an acquisition or an IPO. Again, there are no guarantees that CURAITE will ever reach this point or that you will ever be able to sell your shares. This is one of the risks associated with investing in an early stage start-up, such as CURAITE.

- **The management must effectively manage and support the growth of the business in order to succeed.** The Management has full control in all areas of operations in order to execute their business strategy. Managing growth will place significant demands on the Management, as well as on their respective administrative, operational and financial systems and controls. The inability to effectively manage, finance or support anticipated growth could have a material adverse effect on CURAITE's business and the results of its operations.

- **Management has broad discretion to determine how the proceeds from the offering are used.** The Company will have broad discretion as to the use of the net proceeds from this Offering. This could result in the proceeds being applied to uses that investors may not deem desirable or with which they may not agree. The management team are experienced and committed to making good decisions that will support the success of CURAITE but obviously there are no guarantees. The current plan for spending the proceeds of this offering are to focus on customer acquisition and marketing, as well as developing new features. However, as with most business, these plans may need to be adjusted and adapted based on results as well as any unforeseen events. For example, the Company has made assumptions about new customer acquisition costs (the amount of marketing and advertising spending required to attract a new customer to buy a CURAITE subscription), as well as the degree of customer churn (how many CURAITE subscribers, on average, will cancel their subscription, in any given period). If either of these (or many other) assumptions turns out to be wrong (in either direction) CURAITE may need to adjust the amount (up or down) that it spends on customer acquisition. The intended uses for the proceeds that have been supplied should thus be treated only as a guide to CURAITE's current plans. Investors should be aware that CURAITE may ultimately use these funds differently from these plans.

- **An investment in Curaite, Inc. is highly speculative, illiquid and involves a high degree of risk.** Prospective investors should carefully consider the Risk Factors and the other information in this offering before making an investment decision.

- **No legal counsel has been obtained for investors.** We have not retained any independent professionals to review or comment on this Offering, this Memorandum or otherwise represent the interests of the investors. Any statement contained herein is that of the Company. and no independent counsel has been engaged on behalf of any prospective investor. The Company's counsel has not conducted any due diligence as to the truth or the reliability of any of the statements contained herein or related to this offering.

- **The Social Media Marketing industry may not develop in the way that we expect** CURAITE's business model is built on certain expectations about the way that social media in general, and social media marketing in particular, will grow and develop over the coming years. We believe that social media will continue to be popular and widely used around the world, and that businesses and brands will increasingly use social media as a marketing and communications platform to engage with their existing and potential customers. However, it should be remembered that social media is actually a relatively new development. Facebook was only founded in 2004 and Instagram was only launched in 2010. Meanwhile there have been numerous examples of social media sites that have come and gone. We expect Facebook and Instagram to continue to be popular, and widely used by businesses, and that therefore CURAITE will be a useful product for them. However, there is no guarantee that this will be the case and investors should make their own assessment of whether or not they agree with our expectations about social media and social media marketing in the future.

- **Our product relies on a degree of integration with Social Media platforms that we cannot control** Once a user grants access, CURAITE works by being able to access and assess certain information about that user's social media (i.e. Facebook or Instagram) account such as their historic posts, engagement levels (likes, comments, shares etc), and information about who their followers/fans are. The CURAITE technology works with Facebook and Instagram based on their existing protocols, access permissions and application programming interface settings. CURAITE's product is therefore dependent on these social media platforms continuing to allow our technology to operate in the way it currently does. While we do not expect these platforms to make any significant changes that would prevent our product from working, it is obviously something that is beyond CURAITE's control so should be noted as a risk. For example, if for some reason Facebook decided to prevent third-parties from accessing any data from its network that would pose a significant problem for our product and the Company would need to look for new applications for its technology. Again, this is definitely not something we would expect a company like Facebook to do, considering the large number of third-parties who are currently integrated with Facebook, but it is a decision that would be completely out of our control. Before you invest, you should make your own assessment about the likelihood that Facebook or Instagram radically shift their own business models in a way that would be detrimental to CURAITE.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Arif Ferda Kertmelioğlu, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 8,000,000 shares currently outstanding.

Voting Rights *(of this security)*

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividend Rights

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred classes of stock.

Rights and Preferences

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. In our Company, the class and voting structure of our stock has the effect of concentrating voting control with one person, specifically the founder.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-18.

Financial Condition

Results of Operation

CURAITE, Inc. has not yet generated any revenues. However, our product is ready for launch and we anticipate acquiring customers and generating revenue immediately following this capital raise. Based on our financial projections, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 3-6 months without revenue generation. However, this would force us to cut back on our spending plans, including potentially spending less on customer acquisition.

Even with the full raise amount for this offer and anticipated revenue generation, we expect CURAITE will need to raise further funds to ensure we are able to fully execute our business plan. One possible avenue to raise such funds would be to amend this campaign and increase the maximum investment amount. Alternatively we may seek other sources of funding (including debt or equity).

The following outlines the results of our financial projections for coming years.

Customers

In our base case scenario CURAITE will have acquired approximately 300 SOLO subscriptions ($49/month) and 12 PRO subscriptions ($99/month) by the end of 2018, rising to approximately 1,600 and 45 respectively by the end of 2019. By the end of 2022 we project a user base of approximately 50,000 SOLO subscribers and 1,350 PRO. In addition to these subscribers, we project transactions through CURAITE (e.g. users hiring social influencers or conducting Social Commerce) to rise from approximately 3,000 in total for 2018, to over 700,000 in total for 2022. Although we believe these to be relatively conservative projections with a good chance of upside, there is also a risk that we underperform these targets.

Revenue

Based on these projected customer & transaction numbers, we anticipate revenue for calendar year 2018 of approximately $250,000 in our base case scenario (45% from SOLO subscriptions, 43% from PRO, 12% transactional revenue). We project this to rise to $2.5 million in 2019, and approximately $110 million by the end of 2022.

Cost of Sales

As a SaaS company, our cost of sales is projected to be relatively low compared to other business costs. In our base case scenario we project total cost of sales for 2018 to be $10,000, rising to approximately $11 million by 2022. The main driver of our cost of sales is expected to be customer success staff salaries (e.g. account managers, customer support etc). Other costs include payment processing, hosting / server costs and usage costs (data, artificial intelligence engine etc).

Gross profit / profit margin

Given the low projected cost of sales, we anticipate CURAITE to have a healthy Gross Margin once revenue generation begins. For 2018 we project gross profit of approximately $250,000 for a gross margin of 96%. For 2019 these figures are $2.1 million & 86%. For 2022, $99 million and 90%.

Expenses

Overall operating expenses for 2018 are projected at approximately $680,000, rising to $2 million for 2019 and $28 million for 2022. The major categories of operating expense are Direct Marketing costs (i.e. customer acquisition, mainly through online advertising), general sales & marketing costs (e.g. salaries for marketing staff), R&D costs (e.g. product development, new features etc), and General & Administrative expenses (e.g. rent, accounting, legal, utilities etc).

Liquidity and capital resources

This will be the first time that CURAITE, Inc. has raised funds. The development of the CURAITE technology and product to date has been performed by a separate legal entity in Istanbul, Turkey. The purpose of CURAITE, Inc, a newly incorporated U.S. company, is to launch this product in the U.S. and around the world. The Company intends to use the proceeds of this capital raising effort to increase its marketing efforts, to continue with product development and to cover some basic general and administrative expenses. See "Use of Proceeds" section. The Company believes that the funds from this offering will enable it to fund operations through mid-2019, when, based on current assumptions, it expects to reach profitability.

Financial Milestones

The company is raising funds to engage in customer acquisition and continued product development. Management currently forecasts 2018, 2019 and 2020 revenue of $0.3 million, $2.5 million and $9.2 million, respectively, and believes the company will generate positive net income in 2019.

Operational challenges

The financial projections mentioned above rely on a number of assumptions about the business moving forward. The assumptions that have the largest impact on the projected profitability of the firm, and thus constitute the key operational challenges for Curaite, Inc are mostly related to customer acquisition, and are as follows:

- **Average Revenue Per Customer** - A combination of basic subscription package pricing plus up-sells. If the Company is not able to acquire customers at the pricing levels as currently set, and is forced to substantially reduce the price of the service, this will result in lower revenue than projected.
- **Customer Acquisition Costs** - Based on experience and available benchmarks, the Company has projected the cost, in terms of marketing and advertising spend, of acquiring new customers. If this cost is substantially higher than assumed, it will result in a slower rate of customer acquisition or a higher required amount of spending, negatively impacting profitability.
- **Conversion rate** - The rate at which the Company is able to convert users who have downloaded the mobile app or signed up through the website (e.g. for a free trial of the service) into paying customers, and how fast this rate improves over time, will have a big impact on projected customer acquisition, and thus revenue.
- **Churn rate** - The rate at which existing customers decide to end their subscriptions will also have a significant impact if it is substantially different from base case assumptions.

Liquidity Challenges

Should either the amount of capital the Company is able to raise be less than expected, or the date that the company becomes cash flow positive be later than anticipated, this would present a liquidity challenge for Curaite, Inc. In such as case, the Company would be required to either adjust its spending plans, or seek alternative sources of funding.

Liquidity and Capital Resources

Under the base case projection, the Company will generate operating losses for the coming months and will require an infusion of new capital to continue with business operations and the spending plans as currently budgeted (and to engage in the level of customer acquisition desired).

In the base case, the Company expects to become cash flow positive by approximately May 2019. The total amount of liquidity that is projected to be required until that point is approximately $500,000.

The company plans to use the proceeds of this capital raise and potentially other forms of financing, such as further equity crowdfunding, traditional venture capital, or ICO, infusion of funds from the founders, debt/bank loans or any other means available to ensure the company can continue to operate as planned until it reaches cash flow positive.

In the case that all of these fundraising efforts are unsuccessful, the Company would not remain viable without revenue generation. It would also require the company to significantly adjust our spending plans and adopt a slower growth path, with more focus on organic growth relative to paid customer acquisition. This may also require us to slow down the pace of new product features. Both of these outcomes would negatively affect the prospects for the company going forward, but we do not believe they would be fatal as, in our opinion, the core technology of Curaite is of considerable value.

Indebtedness

The company does not have any outstanding debt.

Recent offerings of securities

None

Valuation

$6,000,000.00

We have attempted to use multiple industry standard methods to determine the valuation of these securities, including the Venture Capital Method, the Berkus method and the Scorecard method. For the Scorecard Method, we have assessed CURAITE against a number or criteria (Strength of the Management Team, Size of the Opportunity, Quality of the Product/Technology, Competitive Environment, Marketing/Sales Channels/Partnerships, Need for Additional Investment, Other (Market Validation,Strong Brand)). We have weighted each of these against the average pre-money valuation of an early stage startup (from AngelList's Valuations database). Despite these efforts, ultimately the price of the shares reflects the opinion of the Company as to what would be fair market value. The company may or may not be worth what we have assessed it as in the future.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.75	$106,999.50
Less: Offering Expenses		
StartEngine Fees (6% total		

fee)	$599.99	$6,419.97
Net Proceeds	$9,399.77	$100,579.53
Use of Net Proceeds:		
Sales & marketing	$4,696.52	$50,253.79
General & admin	$1,436.62	$15,372.14
Cost of sales	$808.01	$8,645.94
Product development	$2,458.61	$26,307.67
Total Use of Net Proceeds	$9,399.77	$100,579.53

We are seeking to raise a minimum of $9,999.75 (target amount) and up to $106,999.75 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999.50, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

We will allocate approximately 50% of the funds we receive to implementing an aggressive sales, marketing and customer acquisition campaign in high growth/high value markets in order to grow our customer and revenue base, and begin to establish CURAITE as the best-in-class social media management & engagement platform available.

A further 25% will go towards R&D / product development, allowing us to add a range of new features and upgrades to the existing CURAITE product, including a social influencer matchmaking tool, and an online ad spend optimization function. These improvements will open up additional revenue and upsell opportunities and further separate us from the pack as the most advanced social media management and marketing platform on the market.

The final 25% will go towards covering our cost of sales, general and administrative costs, overheads etc. and to ensure our team is running as efficiently and effectively as possible as we expand our business.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://curaite.co/annual in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Curaite, Inc

[See attached]

I, Arif Ferda Kertmelioğlu, the Chairman of Curaite, Inc hereby certify that the financial statements of Curaite, Inc and notes thereto for the periods ending May 11 2018 and May 18 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 18th May 2018.

Chairman, Curaite Inc.

May 18 2018

Curaite INC

**FINANCIAL STATEMENTS
(UNAUDITED)**

Since Inception

Curaite INC
Index to Financial Statements
(unaudited)

Curaite, INC
BALANCE SHEETS
Since Inception
(unaudited)

	[May 11 2018]
Assets	
Current Assets	$0
Cash	
Current Assets	$80 -
Total Assets	**$80**
Liquidity and Stockholders' Equity	
Total liabilities	$0
Commitments and contingencies	
Stockholders' equity	
[Common Stock], par value $0.00001;	
10,000,000 shares authorized;	
8,000,000 issued and outstanding	
as of [May 18 2018]	
Accumulated deficit	$0 -
Total stockholders' equity	
	$80 -
Total liabilities and stockholders' equity	**$80**

4

Curaite, INC
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
[May 11 2018 - May 18 2018]

	[May 11 2018]
Revenues	$0
Costs of Goods Sold	$0
Ordinary Expense	
Expense #1	$0
Expense #2	-
Expense #3, etc. [if no expenses, write $0]	-
Total Expenses	$0
Net Ordinary Income	$0
Net Income	$0

Curaite, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

[Common Stock]

	Shares	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Stockholders Equity**
[May 11 2018]					
Contributed Capital Net Income					
[May 18 2018]	_8,000,000__	$80____	$0_______	$0_______	$80_________

Curaite, INC
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	[May 11 2018 - May 18 2018]
Operating Activities	
Net Income	$0_____ -
Net cash provided by Operating Activities	$0_____ -
Financing Activities	$0_____ -
Owner Equity:	
Owner Equity:	$0_____ -
Net cash provided by Financing Activities	$0_____ -
Net cash increase for period	$0_____ -
Cash at the end of the period	$0_____ -

NOTE 1 – NATURE OF OPERATIONS

Curaite, INC was formed on May 11 2018 ("Inception") in the State of Delaware. The financial statements of Curaite, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

Curaite, INC is a social media engagement platform designed to help businesses and brands optimize and improve their social media marketing performance.

Curaite uses a proprietary machine-learning artificial intelligence engine that is able to analyze a social media (Facebook or Instagram) account and assess how that account's followers/audience has historically engaged with visual content (photos/videos). The Curaite software is then able to assess pieces of content and predict how the audience will engage with them once published.

The Curaite app uses this information to assist commercial or individual social media account holders with little or no social media management expertise to significantly boost audience engagement by helping them decide what content to post, when to post, what captions or hashtags to use. Curaite also allows users to automate many social media management tasks (such as scheduling content to publish) in order to save them time and effort.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 18 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling subscriptions granting access to users to be able to use the Curaite software (via a mobile application or through a website) on a software as a service (SaaS) basis, or from the sale of additional ongoing or one-off services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company currently does not have any outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of May 18 2018 the company has currently issued 8,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company currently does not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 8, 2018 through May 18 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

 
CURAITE Inc. is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

♡

CURAITE Inc.
AI-powered Social Media Marketing

● Small OPO   🏠 Santa Monica, CA   🏷 Advertising and Marketing   ◉ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

We believe that the Future of Social Media Management and Marketing is Artificial Intelligence

Invest in **CURAITE**

Social media has become part of the fabric of our daily lives. It's how we interact with our friends, our family, and, increasingly, our favorite companies and brands. **Companies big and small can no longer afford to ignore and miss out on digital channels of engagement.** The problem: usually only big corporations can afford the expertise and tools required to engage customers effectively via social media. And even these expensive solutions tend to be hit and miss.

Enter CURAITE, **an artificial intelligence-powered platform designed to help businesses and brands manage and optimize their social media marketing**. CURAITE uses smart and accessible tools to help businesses and brands organize media and content, predict audience reactions, and publish the right content, at the right time, on the right platform. Better yet, it's always getting smarter. **CURAITE is basically a virtual social media expert**—without the crazy costs (or the need to sleep!).



We believe that the future of social media marketing is artificial intelligence—and mobile. Our team has been at the forefront of mobile marketing for as long as mobile marketing has been a thing. Remember when SMS donation became popular in the US in the wake of Hurricane Katrina in 2005? We pioneered this strategy with our previous company in Europe four years earlier, raising millions for international and local charities long before it became an industry standard for philanthropy.

In the past our team has created mobile loyalty programs with over 50 million users combined across the Europe, Middle East and Africa **before smartphones and social networks were popularized in these regions**. We have been deeply involved in previous waves of mobile market innovation. The next wave is coming, so we created CURAITE. **And we made it mobile-ready, as social media has become a predominantly mobile service**—for instance, Facebook has transformed itself into a mobile-first company, earning 91% of its ad revenue from mobile.



We believe that right now, many businesses - particularly small and medium sized - are struggling with social media. Meanwhile, our AI is already proving effective. Our sister company in Istanbul - the main developers of the technology that will power CURAITE - has been beta testing our product for the last eight months. In these tests, **CURAITE boosted audience engagement across U.S. and Europe-based commercial Facebook and Instagram accounts by an average of 560%. Moreover, CURAITE was able to predict the engagement level of new posts with 96% accuracy.**

We already have a viable product ready to launch on the U.S. market. Now we are raising money to help with this launch, and to run an aggressive customer acquisition campaign—to bring our product to those who don't have the time, resources, or expertise to promote their brands effectively on social media. **We hope to make the tools that we believe have only been available to big brands accessible to everyone.** And we want to continue to develop new features that will make our product even better.



Invest now and help us democratize social media management!

The Offering

Investment

$0.75/share ⎮ When you invest you are betting the company's future value will exceed $6.0M.

Perks

$500 — If you invest $500 you will receive a 12-month SOLO user subscription to CURAITE, to optimize your social media engagement. Valued at $588, this is ideal for social influencers or individual users who want to boost their social media performance.

$1,000 — If you invest $1,000, you will receive a 12-month PRO subscription to CURAITE for the business of your choice. Valued at $1,188, this is ideal for small business owners, marketing professionals, agencies or brand managers who run commercial social media accounts and want to increase engagement with their audience.

$5,000 — If you invest $5,000, you will receive the opportunity to **join our team** by becoming a CURAITE network partner!

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder in a market/territory near you for at least 12 months (to be extended based on performance). As a network partner, you will receive a qualified list of businesses in your local area who we believe could benefit from CURAITE, along with support and resources to help you demonstrate our product and make sales. You will receive a share of the revenue from each subscription you sell.

This perk is ideal for budding entrepreneurs looking to partner with CURAITE to develop a profitable new business, or for social media marketing professionals/agencies who want to enhance their offering to existing clients.

Note: Some territories may be unavailable if the exclusivity perk (see below) has been claimed.

$10,000 — If you invest $10,000, you will receive the opportunity to **join our team** by becoming a CURAITE network partner with **EXCLUSIVITY** in your territory/market.

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder with the EXCLUSIVE right to make sales in a market/territory near you for at least 12 months (to be extended based on performance). This perk is available on a first-come-first-serve basis, i.e. once a specific territory has been claimed, it will no longer be available for other network partners.

Note: Territories will be based on standard criteria such as geographical units (e.g. zip codes, counties etc), population and/or business numbers (using official sources, such as the U.S. Census, where possible). We will provide updates on our campaign page whenever territories have been claimed. Please use the Q&A function, or contact us directly, for further details.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

CURAITE will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $.75 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

An AI Social Media Expert

We believe that succeeding at social media has become too difficult, and is only getting harder; **social media management is now a full time job**.

However challenging though, we believe that the potential of these channels to connect with customers and clients is too great to ignore. That's why companies hire pricey experts and agencies or spend a lot of time guessing what to post, when, and where—often without much to show for in terms of results. Until now, we feel that small and medium sized enterprises (SMEs), from the small hotel or restaurant owner to the struggling freelancer, have been left without a solution that works for them.

CURAITE's smart and easy-to-use software removes the guesswork from the equation at a fraction of the price of agencies. **Anyone can publish the right content at the right time on the right channel**, and they can do so right from their mobile device. Plus, CURAITE is always learning, offering better recommendations over time.



CURAITE is a web service and a mobile App, that makes social media management easy



A user connects Facebook and Instagram to CURAITE, auto-uploading and organizing images and video.



CURAITE auto-generates a publishing schedule optimized to increase audience engagement.



The user is periodically prompted to approve AI-curated posts and ads, and to upload new content.



CURAITE's automated, optimized processes allow users to focus on what is important in their lives and businesses, all the while doing social media



"CURAITE really helps us enhance the agency services we're giving to our clients and provides amazing insights while making our lives much easier. It's always good to have a partner that listens to us and adapts by constantly developing the product according to the ever changing user behavior and industry dynamics."

Review from Cagil Yuzer
Boomerang Istanbul Social Media Agency



better. **And we believe it is the only affordable, optimized, fully one-stop solution on the market.**

The results are in...

Our sister company recently wrapped up eight months of beta testing the CURAITE technology on 40 commercial accounts across the U.S. and Europe. We believe the results are conclusive:

- **CURAITE predicts the engagement level (likes, comments, shares, etc.) of a post with 96% accuracy. That beats guesswork or gut feelings.**
- **CURAITE boosted audience engagement on Facebook and Instagram by an average of 560%.**

We believe CURAITE works, and we are ready to offer it for a fraction of the cost of existing solutions.



Source: CURAITE beta tests run by our sister company



Review from Cihat GAZEL, Chairman of the Board - Letoonia Resorts

---

How Does Our AI Evaluate Content?

Most software-based approaches for categorizing content only focus on the entities or objects that make up the image. For example, a typical AI image recognition software would simply identify the objects in this picture - table, glass, food, newspaper, water - but nothing more.



But humans don't perceive images this way. Without realizing it, we automatically identify relationships between objects to instantly perceive the composition or concept as a whole. For example, we might perceive this image as signifying "vacation," "summer," "breakfast," "yacht," or "luxury."



CURAITE's proprietary AI and machine learning engine is able to calculate this "implied concept" for each image it assesses. It then evaluates each image and predicts audience interaction based on how this "implied concept" compares to historic social media posts.

Where Are We Going?



This is just the beginning of what we can do with our AI.

We are already hard at work developing a series of new features and upgrades with **tremendous potential for opening key revenue streams and additional up-sell and cross sell opportunities.**

We are particularly excited about these three AI-powered tools, which we are aiming to roll-out by the end of 2018:



- *Social Influencer Matchmaker:* Businesses and brands will be able to identify and bid for the social "influencers" with the social media following that most closely matches their target customers in terms of demographics, interests and the type of content they typically engage with. Our users will then be able to create and launch social influencer campaigns directly from CURAITE, benefiting from the compelling, customized content these influencers create for them, and gaining access to a highly engaged audience to convert into customers. CURAITE will take a commission on each transaction. Moreover, anyone with a social media account will now be able to become a micro-influencer, monetizing their existing network of friends and followers and growing CURAITE's potential market.

- *Social Commerce:* Businesses will be able to optimize the way they promote and sell their products and services directly through platforms such as Facebook and Instagram (rather than needing to redirect customers to their own website or app to make such sales). This will allow businesses to massively increase the size of their potential market while leveraging the network effects of specifically targeting the most active social media users. CURAITE will also help businesses boost sales and revenue by providing insight into the most effective calls-to-action and the most compelling and social-savvy content.



- *Social Media Advertising Optimizer:* Businesses will be able to automate and optimize their social media advertising spending, saving them money and making sure their marketing dollars are being directed to their most efficient and impactful use. Moreover, businesses can test and optimize an ad's creative, identify core target audiences, and ensure their ads are aligned with historic customer behaviors. CURAITE users will save ad dollars; reaching and engaging more customers for the same or lower ad budgets.

"The best social media manager for my work, PERIOD!... Since getting CURAITE I don't have to spend so much time on my social media postings or money on advertisements to get more customers. The way it works is amazing and it is incredibly easy because it does everything for you in order to get the best performance. With CURAITE my followers and pageviews shot up, and with real targeted customers. For my company the best thing about CURAITE is that it uses AI and it learns by itself so you don't have to worry about coming up with captions or hashtags or finding the best photos to post."

Review from Yuksel Parlak
Mavi Balik Restaurant

We Believe The Future of Marketing is Social



Projected Global Spending on Social Media Marketing

At CURAITE, we believe we are on the verge of a "social" revolution in marketing. Between social advertising, social influencers, and social media software, money is pouring into social marketing and management.

Consider this: By 2021, US digital marketing spend will be nearly $120 billion. Companies estimate that they will spend 20.5% of their marketing budgets on social media in 5 years, up from 12% in 2018 and 3.5 in 2009%.

CURAITE is poised to take advantage of this rapidly growing industry.

The SME market, estimated at 150 million worldwide by the World Bank, offers particular potential promise as a target for CURAITE.

According to Facebook, over **65 million businesses have a Facebook**

According to Facebook, over **65 million businesses have a Facebook Page** and **5 million have Instagram Business profiles**.

We project that there will be 50 thousand CURAITE users after 5 years (our financial model assumes <1% share of the total serviceable available market).

Source: Business Insider, Statista, Markets & Markets

Our Team of Mobile Marketing Pioneers

CURAITE's core team have been working together in various companies for over a decade. We are a powerful combination of intrepid marketing experts, entrepreneurs, software developers, data scientists, and investors. "Mobile" is in our DNA; our founders have been involved in "mobile marketing" since before it was a buzzword.

In that time, some of our pioneering achievements include:

- Building a top-ten mobile advertising firm which was labeled, **"The Second Fastest Growing Technology Company in EMEA,"** in the 2006 Deloitte Fast 500 Survey.
- Creating mobile loyalty programs with over 50 million users combined across the Europe, Middle East and Africa **before smartphones and social networks were popularized in these regions.**
- Establishing PANGEA, a Santa Monica social media consultancy. After winning three consecutive global digital bids to run the country of Turkey's social media campaign, we established Turkey as "the second most successful destination brand" on social media with more than 6 million followers.



We are deeply immersed in these social media management and marketing trends. We believe we know where they are leading, and we're ready to take advantage of them.

So, for the past two years, we have been hard at work developing the AI tech to **capitalize and leverage our expertise and past success into a global social marketing solution.** The result is CURAITE!

We are now ready to transfer this tech to CURAITE, Inc. and to launch the CURAITE app and web platform here, and around the world.

Invest Today and Join Us

We don't just want to build a company that is going to be at the forefront of the next wave of social marketing—though we believe we are doing just that, with the right team, the smartest product, at the right moment.

In addition, **we want to bring the tools currently available to only a select few big brands and corporations to everyone**. And to do that, **we need you!**

We recently incorporated a new company in the U.S. - CURAITE, Inc. - that will be the vehicle through which we bring this revolutionary AI product to the market by launching CURAITE as a SaaS product here in the U.S. and around the world. We chose the U.S. to take advantage of the dynamism and huge potential for growth that we see in this part of the world.

Following this fundraising campaign, CURAITE, Inc. will also be used to consolidate all of the IP currently held in our sister companies in Los Angeles and Istanbul, including the AI technology that will power CURAITE.

Invest today and become a part of the future of social media marketing and management.





Core Architecture (June 2017)
Our sister company completed the development of CURAITE's core architecture and began beta testing (via a web platform).

Mobile Application (December 2017)
Our sister company completed the development of our initial mobile application test version.

End of Beta Testing (January 2018)
Our sister company wrapped up beta testing and launched a live app on the iOS and Android app stores.

96% Accuracy (March 2018)
The CURAITE technology achieved a 96% predictive accuracy rate.

Incorporated CURAITE, Inc (May 2018)
We incorporated our new company in the U.S. to launch CURAITE as a SaaS product.

Launched on StartEngine (May 2018)
CURAITE launches on StartEngine!

AI-Powered Social Influencer Matchmaking (July 2018)
This will enable businesses to find and bid for social influencers. (ANTICIPATED)

AI-Powered Social Advertising Optimizer (September 2018)
This will allow users to automate and optimize their social media advertising spending. (ANTICIPATED)

AI-Powered Social Commerce (December 2018)
Users will be able to optimize the way they promote and sell products directly on platforms like Facebook. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team





Ferda Kertmelioglu
Chairman & Founder

Ferda is an experienced entrepreneur & global investor who has been involved in the mobile, technology and travel industries for more than 20 years. Ferda has built mobile, social and travel communities online with over 50M active users in 15 countries and 3 continents. Ferda co-founder Curaite to help small and medium sized businesses gain access to the social media marketing and communication tools that until now only big brands could afford. Past & Present Roles: • Chairman at CURAITE, Inc, May 2018-Present (80%) • Chariman at Curaite Turkey (sister company), 2017-Present • Chairman at Pangea United (Marketing Consultancy), 2015-Present • Executive Director at LM Capital (Angel Investment), 2014-Present • Chairman of the Board at Mobilera (mobile marketing agency), 2001-Present • Founding President at Entrepreneurs Organization (EO) Turkey, 2012-Present • Founding Member of the G20 Young Entrepreneurs Alliance (YEA), 2010-Present • Vice President of YES for Europe (European Young Entrepreneurs Confederation), 2010-2012 • President of TUGIAD International (Turkish Young Businessmen & Entrepreneurs Association), 2010-2012



Arda Kertmelioglu
CEO & Founder

A mobile-digital marketing innovator with 20+ years of solid track record and global recognition. Awarded with permanent residency of the US in 2017 thanks to his global success and achievements in the fields of mobile & social media marketing, as an entrepreneur and a thought leader. Arda lives in Santa Monica, and is working to make CURAITE another global success, out of Silicon Beach, California. Past & Present Roles: • CEO at CURAITE, Inc, May 2018-Present (80%) • CEO at Curaite Turkey (sister company), 2017-Present • CEO, Founder at Pangea United (Marketing Consultancy), 2015-Present • Co-Founder & VP Marketing at Mobilera (mobile marketing agency), 2001-2014 • Board member at the Mobile Marketing Association, 2007-2012











Nusret Araz
CIO

Highly experienced senior data scientist & developer with expertise in AI & machine learning and 15+ years experience in the social media, telecoms and travel industries. Nusret has participated in eight international mobile, digital, telco and social projects, receiving multiple global awards. Past & Present Roles: • CIO at CURAITE, Inc, May 2018-Present (80%) • CIO at Curaite Turkey (sister company), June 2017-Present • CTO at Mobilera (mobile marketing agency), 2012-Present • Director or R&D at Mobilera, 2011-2012 • Senior Project Manager at Mobilera, 2007-2012 • Senior Software Developer at AdInteractive (digital marketing agency), 2007-2009 • Software Developer at EBI (online book selling), 2006-2007 • Software Developer at JETSETIMMO Real Estate, 2006-2007 • Technical Trainer at ExecuTrain (corporate training provider), 2005-2006



Cisem Kula
CTO

An experienced senior backend, iOS & Android developer and system architect with over 14 years' experience. Cisem won the "Hackathon Seedhack IoT" challenge 2015 at the Google Campus. Past & Present Roles: • CTO at CURAITE, Inc, May 2018-Present (80%) • CTO at Curaite Turkey (sister company), June 2017-Present • Backend Developer at Mobilera (mobile marketing agency), 2016-Present • Mobile Application Developer at TripTalkin (Mobile App Startup), 2015-16 • System Architect at Nilaccra (mobile app development), 2012-15 • Development Team Lead at Nilaccra, 2012-15 • Senior Software Developer at Nilaccra, 2008-10 • Junior Developer at Nilaccra, 2004-08



Nedelina Momtchilova
COO

Expert in community management, social media marketing, mobile and digital marketing. Nedelina has over 12 years' experience in developing and managing mobile communities and is fluent in seven languages. Past & Present Roles: • COO at CURAITE, Inc, May 2018-Present (80%) • COO at Curaite Turkey (sister company), June 2017-Present • Managing Director at Mobilera (mobile marketing agency), 2008-Present



Haldun Oz
CMO

Haldun is an MBA graduate & Google certified creative marketing professional. Haldun has 9+ years' experience working for a wide range of technology and mobile startups, including including three years as a Marketing Executive at Yemeksepeti - one of Turkey's most successful start-ups, that was acquired in 2015 by DeliveryHero. Past & Present Roles: • CMO at CURAITE, Inc, May 2018-Present (80%) • CMO at Curaite Turkey (sister company), Sept 2017-Present • Marketing Consultant at Pangea United (digital marketing agency), Sept 2017-Present • Growth Marketing Manager at Shippn (Tech Start-up), May 2017- Sep 2017 • Marketing & Communications Manager at Zomato, India (restaurant discover app), 2015-16 • Marketing Manager at Zomato, India 2014-15 • Marketing & Communications Executive at AirFastTickets (online travel agency), 2014-2015 • Marketing Executive at Yemeksepeti (online food ordering), 2011-2013 • Student Brand Manager at Red Bull, Istanbul (Drinks company), 2007-2010











Gareth Hollins
Business Development Director

An experienced management consultant and project manager, Gareth has worked with a number of tech startups, helping to define strategy and grow revenue. Originally from Auckland, New Zealand, Gareth has worked all around the world, including in the Finance Sector in London. Currently living in Istanbul, Gareth is helping CURAITE, Inc to launch in the U.S. Past & Present Roles: • Business Development Director at CURAITE, Inc, May 2018-Present (80%) • Business Development Director at Curaite Turkey (sister company), Nov 2017-Present • Founder at Atlas Consulting (start-up consultancy), Istanbul, 2017-Present • Custom Research Manager at Roubini Global Economics, London, 2015-2017 • Associate at Scarlatti Ltd (management consultancy), Auckland, 2010-12 & 2014-15 • Trade Diplomat at the New Zealand Ministry of Foreign Affairs and Trade, 2009- 2010





Richard Murbeck
Board Member & Key Advisor

Richard is a true business visionary, committed to pushing the boundaries of new communications technology and developing exciting networks of like-minded people across the globe. He is founder of Seavus Group, an ICT innovation house, which employs over 500 staff across Europe and the Americas. He also runs JoinedStrategy, an expert consultancy house delivering disruptive projects and consulting expertise in emerging markets.





Bojana Ognjanovic
Business Development (Europe)

Bojana is a Business Development expert living in Malmo, Sweden. She has over 14 years experience and has held roles in sales, management, and strategic business development consulting. Bojana has worked in the Dominican Republic, Serbia, Denmark, Sweden and the U.S., which has given her excellent insight into business development and growth strategies for different markets and communities. Bojana will be leading CURAITE's growth strategy across Europe, an exciting market for us.



Offering Summary

Maximum 142,666 shares of common stock $106,999.75

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 13,333 shares of common stock $9,999.75

Company	Curaite, Inc
Corporate Address	929 Colorado Ave, Santa Monica, California, 90401
Description of Business	Curaite, Inc is a social media engagement platform designed to help businesses and brands optimize and improve their social media marketing performance through the use of a proprietary machine-learning artificial intelligence engine.
Type of Security Offered	Common stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.75 per share
Minimum Investment Amount (per investor)	$150

Perks

$500+ 12-month SOLO user subscription to CURAITE to optimize your social media engagement. Valued at $588, this is ideal for social influencers or individual users who want to boost their social media performance.

$1,000+ 12-month PRO subscription to CURAITE for the business of your choice. Valued at $1188, this is ideal for small business owners, marketing professionals, agencies or brand managers who run commercial social media accounts and want to increase engagement with their audience.

$5,000+ Join our team! Opportunity to become a CURAITE network partner!

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder in a market/territory near you for at least 12 months (to be extended based on performance).

As a network partner, you will receive a qualified list of businesses in your local area who we believe could benefit from Curaite, along with support and resources to help you demonstrate our product and make sales. You will receive a share of the revenue from each subscription you sell.

This perk is ideal for budding entrepreneurs looking to partner with CURAITE to develop a profitable new business, or for social media marketing professionals/agencies who want to enhance their offering to existing clients.

Note: *Some territories may be unavailable if the exclusivity perk (see below) has been claimed. Territories will be based on standard criteria such as geographical units (e.g. Zip Codes), population and/or business numbers (using official sources such as US Census where possible).*

Please use the Q&A or contact us for further details.

$10,000+ Join our team! Opportunity to become a CURAITE network partner with EXCLUSIVITY in your territory/market.

Subject to meeting some basic criteria (background/character etc), this perk gives you the right to become a CURAITE re-seller/franchise holder with the EXCLUSIVE right to make sales in a market/territory near you for at least 12 months (to be extended based on performance).

This perk is available on a first-come-first-serve basis, i.e. once a specific territory has been claimed, it will no longer be available for other network partners.

Note: *Territories will be based on standard criteria such as geographical units (e.g. zip codes, counties etc), population and/or business numbers (using official sources, such as the US Census, where possible). We will provide updates on our campaign page whenever territories have been claimed. Please use the Q&A function, or contact us directly, for further details.*

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Curaite will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $.75 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

There are over 100 million small and medium businesses worldwide.

Social media is the most effective marketing method to engage with their existing and potential customers.

But with so much content competing for attention, and ever-changing algorithms, getting social media engagement right is becoming harder and harder.

And to manage all of this well is expensive...and time-consuming.

What if every business could get access to the highest quality social media management at just a fraction of the cost of a social media team or an agency?

Meet CURAITE! The ultimate virtual social media manager.

CURAITE is a one-stop solution that takes away all of the hassle of social media while maximizing performance.

In development for the last two years, our revolutionary Artificial Intelligence engine is able to analyze visual content and predict how audiences will engage with it, before it's published.

And even better, Curaite is able to continuously learn and improve its predictive power over time.

Using Curaite couldn't be easier.

Users simply connect their social media accounts.

Curaite scans all previously published content, analyzes its historic performance, automatically tags and stores it for future use.

The user can easily upload new photos or videos to their account,

Curaite generates a social media publishing schedule with the most engaging images and top performing hashtags.

We Beta tested Curaite over the last eight months with a number of businesses throughout Europe and the United States.

Curaite was able to boost audience engagement by a massive 560%!

Soon we will also roll out a social influencer matchmaking tool, and a range of powerful ad tech and social commerce features to help small businesses get the most out of their marketing dollars.

We have already begun converting our Beta testing partners into paying customers allowing us to start generating revenue without any marketing or acquisition costs.

Curaite is now seeking funding to start aggressively expanding our client base while continuing to add exciting new features to our product.

Come! Join us on this exciting journey, as we grow Curaite into the world's leading social media engagement platform.

Let's help small businesses grow on social media with the help of artificial intelligence!

Invest now, disrupt tomorrow!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.